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April 12, 2007		Writer’s Direct Contact 858.720.5141 SStanton@mofo.com

Via Facsimile and EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Kari Jin

Re:	Kintera, Inc.
Item 4.02 Form 8-K
Filed on March 29, 2007
File number 0-50507

Dear Ms. Jin

This letter is being filed in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated April 5, 2007 (the “Staff Letter”) with respect to the Company’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2007 (the “Form 8-K”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter, the text of which we have incorporated into this response letter for convenience.

Form 8-K filed March 29, 2007

1.	We note that you did not amend your quarterly filings for March 31, June 30, and September 30, 2006, but rather included the restated financial information in your Annual Report on Form 10-K for the year ended December 31, 2006. Please note that companies that propose to correct material errors without amending all previously filed reports should first contact the staff of the Division of Corporation Finance for approval.

The Company confirms its understanding that previously filed reports containing financial statements determined to be materially misstated generally require amendment. The Company further understands and acknowledges the Staff’s guidance, as set forth in the January 2007 Sample Letter Sent In Response to Inquiries Related to Filing Restated

Securities and Exchange Commission

April 12, 2007

Page Two

Financial Statements for Errors in Accounting for Stock Option Grants (the “Letter”), that the Staff will not raise further comment regarding a company’s need to amend prior Exchange Act filings to restate financial statements if the company amends its most recent Form 10-K and includes in that amendment the disclosure outlined in the Letter.

While the guidance set forth in the Letter specifically addresses restatements for errors in accounting for stock option grants, the Company believes that the general circumstances surrounding its restatement are substantially similar to those set forth in the Letter. Specifically, the errors associated with the Company’s recognition of revenue affected all three quarterly financial statements in 2006. As such, the Company believes that amending all such previously filed quarterly reports would be unduly burdensome and the filing of such amendments would adversely affect an investor’s ability to easily and completely understand the impact of the restatements.

The Company reviewed the Letter and relied in large part on the Staff’s guidance that the Staff will not raise further comment regarding a company’s need to amend prior Exchange Act filings to restate financial statements if the company amends its most recent Form 10-K and includes in that amendment the disclosure outlined in the Letter. The Company believes that the disclosure set forth in its Annual Report on Form 10-K is consistent with the comprehensive disclosure outlined in the Letter. For example, the Company’s quarterly financial data is restated as necessary in the Form 10-K and with columns labeled “As Restated.” The Management’s Discussion and Analysis is based on the restated quarterly financial information and included a complete discussion of the Company’s restatements under the subheading “Restatement of Quarterly Condensed Consolidated Financial Statements.” In addition, footnote 2 to the Notes to Consolidated Financial Statements reconciles the previously filed quarterly financial information to the restated financial information. Further, Item 9A of the Form 10-K includes disclosure regarding the impact of the restatements on the Company’s disclosure controls and procedures, as well as changes in its internal control over financial reporting.

In light of the foregoing, the Company believes that the restatement of its quarterly financial statements in the Form 10-K was consistent with the Staff’s guidance set forth in the Letter. The Company acknowledges the Staff’s comment and confirms that, if the Company determines that reliance on the Staff’s guidance in the Letter is appropriate in the future, it shall first contact the Staff for approval prior to correcting any material errors without amending all previously filed reports.

2.	Please note that the required Form 8-K disclosures must be made within 4 business days of the occurrence of a reportable event (i.e., your requirement to file a Form 8-K began on the date of your decision to restate and not the date that the restatement occurred). Please note for future filings. We refer you to paragraph B1 of Form 8-K.

Securities and Exchange Commission

April 12, 2007

Page Three

The Company confirms that the Form 8-K was filed within four business days of the determination by the Audit Committee of the Company’s Board of Directors, which occurred on March 26, 2007. The Company acknowledges the Staff’s comment and confirms its understanding that, in future filings, Form 8-K disclosures shall be made within four business days of the occurrence of a reportable event.

* * *

The Company respectfully requests the Staff’s assistance in completing the review of the Form 8-K as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Form 8-K or this response letter to me at (858) 720-5141.

Sincerely,

/S/ Scott M. Stanton
Scott M. Stanton

cc:	Richard LaBarbera

Richard Davidson

Alex Fitzpatrick, Esq.

Taylor L. Stevens, Esq.

KINTERA, INC.

9605 Scranton Road, Suite 240

San Diego, CA 92121

April 12, 2007

Via Facsimile and EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Kari Jin

Re:	Kintera, Inc.

Item 4.02 Form 8-K

Filed on March 29, 2007

File number 0-50507

Ladies and Gentlemen:

Kintera, Inc. (the “Company”) hereby encloses its response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated April 5, 2007 (the “Staff Letter”) with respect to the Company’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2007 (the “Form 8-K”). In delivering such response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the of the United States.

Please contact the undersigned at (858) 795-3088, or Scott M. Stanton at Morrison & Foerster LLP at (858) 720-5154, with any questions your may have.

Very truly yours,

KINTERA, INC.

By:	/s/ Alexander A. Fitzpatrick
Alexander A. Fitzpatrick
General Counsel